SECUR 09058310 OMMISSION
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ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Collective Financial Services, LLC

SEC Mail Processing Section

FEB 27 2009

Washington, DC 103

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 Boston Street
(No. and Street)

Guilford (City) CT (State) 06437 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Elizabeth Eden (203) 458-5220
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road (Address) Farmington (City) CT (State) 06034 (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Elizabeth Eden, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Collective Financial Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn before me this 24th day of February 2009

Signature

Managing Director

Title

Notary Public

My Commission Expires 5/31/2013

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditor's Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Collective Financial Services, LLC

We have audited the accompanying statement of financial condition of Collective Financial Services, LLC, Inc. (the "Company") as of December 31, 2008, and the related statements of income (loss) and changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collective Financial Services, LLC as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 24, 2009

COLLECTIVE FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2008

Assets

Current assets:		
Cash	$	10,413
Prepaid expenses		9,706
Total current assets	$	20,119

Liability and Members' Equity

Current liability:		
Accounts payable and accrued expenses	$	7,708
Members' equity		12,411
Total liability and members' equity	$	20,119

The accompanying notes are an integral part of the financial statements

COLLECTIVE FINANCIAL SERVICES, LLC
Statement of Income (Loss)
For The Year Ended December 31, 2008

Revenues:		
Commission revenue	$	19,275
Interest income		3
Total revenues		19,278
Expenses:		
Commission expense		6,053
Payroll taxes		1,021
Insurance		3,334
Professional fees		250
Rent		2,250
Advertising		100
Office expenses		14
Dues and subscriptions		570
Fees and assessments		11,734
State taxes		250
Licenses and registration		1,839
Total expenses		27,415
Net loss	$	(8,137)

The accompanying notes are an integral part of the financial statements

COLLECTIVE FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2008

Balance, beginning	$ 10,028
Net loss	(8,137)
Capital contributions	10,520
Balance, ending	$ 12,411

The accompanying notes are an integral part of the financial statements

COLLECTIVE FINANCIAL SERVICES, LLC
Statement of Cash Flows
For The Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (8,137)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) in:	
Prepaid expenses	(9,706)
Increase in:	
Accounts payable and accrued expenses	7,708
Net cash used in operating activities	(10,135)
Cash flows provided by financing activities:	
Capital contributions	10,520
Net increase in cash	385
Cash, beginning of year	10,028
Cash, end of year	$ 10,413

The accompanying notes are an integral part of the financial statements

Note 1 - Summary of Significant Accounting Policies:

Organization

Collective Financial Services, LLC (the "Company") is a limited liability company formed on May 11, 2007. The liability of the member of the Company is limited to the members' total capital contributions. On March 19, 2008, the Company was granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") in order to carry on business as a registered broker. FINRA approved the Company's membership effective March 19, 2008, upon which date the Company began operations as a registered broker. The Company is licensed to sell securities in the states of Connecticut, Kentucky, Michigan, New Hampshire, New York, Ohio, Virginia, and Washington as of December 31, 2008.

Income Recognition

Commission income is recognized on the trade date of the underlying transactions.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days. The following is supplementary cash flow information: State taxes paid in 2008 totaled $250.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to defer the provisions of FIN 48, Accounting for Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2008, the Company had net capital and a net capital requirement of $2,705 and $5,000, respectively. The Company's net capital ratio is not in compliance with Rule 15c3-1 at December 31, 2008. On February 24, 2009, the members of the Company contributed $6,000 to meet the net capital requirement.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Related Party Transactions:

The Company leases its office space from an entity of common ownership. This entity also provides certain administrative and technical support to the Company at no charge. Annual payments on the lease for the facility are $3,000. The lease expires on December 31, 2012. Rent expense was $2,250 for the year ended December 31, 2008, of which $250 was payable as of December 31, 2008.

Note 4 - Provision for State and Federal Income Taxes:

The members of the Company are taxed individually on their share of the entity's earnings. Accordingly, there has been no provision for Federal income taxes included in the accompanying financial statements. The Company is responsible for certain state taxes, which totaled $250 for the year ended December 31, 2008, and are included in accounts payable and accrued expenses on the statement of financial condition.

COLLECTIVE FINANCIAL SERVICES, LLC
Computation of Net Capital
For The Year Ended December 31, 2008

Total ownership equity from statement of financial condition	$	12,411
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		9,706
Net capital	$	2,705

COLLECTIVE FINANCIAL SERVICES, LLC
Notes to Computation of Net Capital
For The Year Ended December 31, 2008

1 **Nonallowable assets:**

Nonallowable assets from the statement of financial condition		
Prepaid expenses	$	9,706

2 **Net capital reconciliations:**

Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2008	$	2,705

All audit adjustments were made to the amended FOCUS filing.

COLLECTIVE FINANCIAL SERVICES, LLC
Computations of Basic Net Capital Requirements
and Aggregate Indebtedness
For The Year Ended December 31, 2008

Minimum net capital required (6 2/3% of $7,708)	$	514
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess (deficit) net capital**	$	(2,295)
Excess net capital at 1000% (Net capital less: 10% of aggregate indebtedness)	$	1,934
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	7,708
Ratio of aggregate indebtedness to net capital		2.8495

** - The members of the company made a capital contribution of $6,000 on February 24, 2009.

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Members
Collective Financial Services, LLC

In planning and performing our audit of the financial statements and supplementary information of Collective Financial Services, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 17c3-3(e), and (2) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies and others that we consider to be material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the deficiencies described below to be significant deficiencies.

- Commissions - Certain errors were noted in the allocation of revenues earned between registered representatives and an error was noted where the incorrect rate was used in calculating the commission payout for a registered representative. As a result of these errors, the amounts paid to the registered representatives were incorrect. The errors noted were immaterial to the financial statements taken as a whole. Management should produce detailed calculations of commissions earned and paid on a monthly basis to ensure allocations and calculations are accurate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the following deficiencies constitute material weaknesses.

- General - Review, approval and certain transactions are initiated by the Chief Financial Officer. The Chief Financial Officer prepares and reviews the bank reconciliations, receives the bank statements, and signs all checks. Also, there is no evidence of a review of the bank reconciliations. Based on the size of the entity, this leads to a lack of segregation of duties. Management should seek to segregate certain duties to the extent possible given the size of the organization. The reviewer of the bank reconciliation should sign-off as evidence of the review.

- General - Currently, management does not possess the ability to assess accounting literature for implications to financial statement reporting or prepare financial statements. Management should seek to acquire the capabilities necessary to assess financial statement implication of accounting literature and prepare financial statements or hire an outside firm to prepare such statements.

- Commissions - There is not a signed contract in place for the commission rate used for one registered representative's payouts. Management should draft a contract as soon as administratively feasible to document agreement on the commission rate.

- General - Certain audit adjustments were required on the financial statements due to errors in prepaid calculations, a deposit not recorded, and certain expenses not being accrued. The cumulative effect of these adjustments are material to the financial statements taken as a whole and have been recorded in the financial statements.

- Prepaid expenses - Certain errors were noted in calculations of the prepaid portion of expenses because incorrect dates were used for the service period. Management should ensure correct service periods are used in calculations of prepaid expenses.

We identified other control deficiencies that are of a lesser magnitude than a significant deficiency and have been separately communicated.

The Managing Director of the Company is aware of the deficiencies and is in the process of reviewing the appropriate corrective actions.

In addition, we noted the following compliance matters:

- Compliance - There were various compliance improvements suggested by FINRA in their audit letter dated December 30, 2008. Management has taken the necessary steps to correct these matters.

- Annual reviews - No annual reviews were performed for registered representatives. Management should ensure that annual reviews are conducted each year and evidence of the review documented.

KOSTIN, RUFFKESS & COMPANY, LLC

- Net capital computations - Net capital computations, prepared by the company during the period from January 1, 2008, through February 24, 2009, indicated that the company was not in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. The Company is exempt from the reserve calculations under rule 15c3-3. Management and the Company's members understand the obligation to meet net capital requirements and the members are committed to make cash contributions to fund operations as necessary.

- Net capital computations - While the Chief Financial Officer reviews the monthly net capital calculations, there is no evidence of the review. The Chief Financial Officer should sign-off on the computations as evidence of the review.

- Net capital computations - The minimum net capital amount on line 11 of the computation of the basic net capital requirement is being calculated incorrectly on the second, third, and fourth quarter reports. It does not affect the excess net capital so no correction is deemed necessary.

These deficiencies were communicated to the Managing Director on February 24, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives except for the deficiencies communicated in writing to management described above.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 24, 2009

COLLECTIVE FINANCIAL SERVICES, LLC

Financial Statements and Supplementary Information

December 31, 2008

KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

COLLECTIVE FINANCIAL SERVICES, LLC

December 31, 2008

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